Exhibit 99.5

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

25 July 2014

Corporate Governance Department

NYSE Regulation, Inc.

SECTION 303A ANNUAL WRITTEN AFFIRMATION

EXHIBIT C

The current Audit Committee members of James Hardie Industries plc (the “Company”) are:

•	Mr Brian Anderson* (Committee Chairman);
•	Mr Michael Hammes*;
•	Mr David Harrison*; and
•	Ms Alison Littley*.

Biographical information, director compensation and disclosure regarding Company share ownership for each of these Audit Committee members can be found on pages 24 – 27 and 58 – 61, respectively, in the Company’s Form 20-F annual report as filed with the U.S. Securities and Exchange Commission on 26 June 2014 (the “2014 20-F”).

Each Audit Committee member deemed independent has been marked with an asterisk (*).

Other than as disclosed on pages 58 – 60 in the Company’s 2014 20-F pertaining to director compensation, the Company does not have any existing business relationships or fee arrangements with members of the Audit Committee that would qualify such members as affiliated persons of the Company or any of its subsidiaries as specified in Rule 10A-3(b)(1)(ii)(B).

The Company’s 2014 20-F is accessible on the SEC’s website via the EDGAR system at www.sec.gov.

Regards,

/s/ Natasha Mercer

Natasha Mercer

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), David Harrison (USA),

Alison Littley (United Kingdom), Donald McGauchie (Australia), James Osborne, Rudy van der Meer (Netherlands),

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719